Filed by Tastemaker Acquisition Corp. pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Tastemaker Acquisition Corp. (File No. 001-39858)

Quality Gold, Inc. Announces Filing of Registration Statement on Form S-4 in Connection with Its Proposed Business Combination with Tastemaker Acquisition Corp.

Quality Gold to Participate in the 25th Annual ICR Conference

Fairfield, OH and New York, NY – December 23, 2022 – Quality Gold, Inc. and certain of its affiliates and subsidiaries (“Quality Gold” or the “Company”), a leading vertically integrated specialty logistics and jewelry distributor, and Tastemaker Acquisition Corp. (Nasdaq: TMKR) (“TMKR” or “Tastemaker”), a publicly traded special purpose acquisition company, announces the filing by Quality Gold Holdings, Inc. (“New Parent”) of a registration statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (“SEC”) relating to the previously announced proposed business combination of Quality Gold and Tastemaker (the “Proposed Business Combination”).

The Registration Statement includes a preliminary prospectus with respect to New Parent’s securities to be issued in connection with the Proposed Business Combination and a preliminary proxy statement with respect to Tastemaker’s stockholder meeting to vote on the Proposed Business Combination. Although the Registration Statement has not yet become effective and the information contained therein is subject to change, it provides important information about Quality Gold and Tastemaker as well as the Proposed Business Combination.

On October 20, 2022, Quality Gold, Tastemaker and certain other parties entered into a business combination agreement (the “Business Combination Agreement”). The transaction, which does not have a minimum cash condition, will require the approval of Tastemaker stockholders and is subject to other customary closing conditions, including the receipt of certain regulatory approvals. The transaction is expected to close in the first quarter of 2023.

ICR Conference Participation

On Monday, January 9, 2023, the Company will present at the 25th Annual ICR Conference. The presentation will begin at 9:30 a.m. ET and will be webcast live from the Company's Investor Relations website at https://www.qgold.com/investorrelations.

About Quality Gold, Inc.

Founded in 1979, Quality Gold, Inc. is a global company headquartered in Fairfield, Ohio, and operates within the United States, Canada and India. The Company offers more than 165,000 jewelry and gift products that are available to ship same day. Quality Gold actively serves more than 15,000 retailers across the United States, its territories, and Canada. The Company’s business has been built on a commitment to provide the largest selection of products, the best service, and the best value to its customers. For more information, please visit https://www.qgold.com/.

About Tastemaker Acquisition Corp.

Tastemaker Acquisition Corp., led by Dave Pace, Co-Chief Executive Officer; Andy Pforzheimer, Co-Chief Executive Officer; Gregory Golkin, President; Christopher Bradley, Chief Financial Officer; and Daniel Fleischmann, Chief Strategy Officer, is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. For more information, please visit https://www.tastemakeracquisition.com.

Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking statements” within the meaning of applicable United States federal securities laws. Forward-looking statements include, but are not limited to, statements regarding any of Tastemaker’s, Quality Gold’s, or their respective affiliates’ expectations, hopes, beliefs, intentions or strategies regarding the future including, without limitation, statements regarding: (i) the size, demand, and growth potential of the markets for Quality Gold’s products, (ii) Quality Gold’s business and acquisition strategy, (iii) the expansion of Quality Gold’s product categories, (iv) the implied upside and implied valuation of Quality Gold, (v) potential competition; (vi) Quality Gold’s projected financial results, (vii) statements regarding Quality Gold’s value, (viii) statements regarding the potential results and benefits of the Proposed Business Combination, the amount of cash to be delivered at closing from Tastemaker’s trust account, and stockholder value, (ix) expectations related to the terms of the Proposed Business Combination, and (x) statements regarding the satisfaction of closing conditions to the Proposed Business Combination and the timing of the completion of the Proposed Business Combination. In addition, any statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

Forward-looking statements are subject to a number of known and unknown risks, uncertainties and assumptions, and actual results may differ materially from those expressed or implied in those statements due to various important factors, including, but not limited to: (i) the outcome of any proceedings that may be instituted against Tastemaker or Quality Gold following the announcement of the Proposed Business Combination; (ii) the inability of Tastemaker and Quality Gold to complete the Proposed Business Combination, including due to failure to obtain approval of the stockholders of Tastemaker, delays in obtaining, adverse conditions in, or the inability to obtain regulatory approvals, or delays in completing regulatory reviews, required to complete the Proposed Business Combination; (iii) the risk that the Proposed Business Combination disrupts current plans and operations, and (iv) the inability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitability, maintain relationships with customers and suppliers and retain key employees, costs related to the Proposed Business Combination, changes in applicable law and regulations, the possibility that the combined company may be adversely affected by other economic, business, regulatory and/or competitive factors, the impact of the global COVID-19 pandemic, and other risks and uncertainties, including those under “Risk Factors” in the Registration Statement and those filings with the SEC, and as indicated from time to time in Tastemaker’s and New Parent’s other SEC filings. The filings made by Tastemaker and New Parent identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Tastemaker, Quality Gold or any of their respective affiliates and their respective representatives assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of Tastemaker, Quality Gold or any of their respective affiliates nor any of their respective representatives gives any assurance that Tastemaker, Quality Gold or any of their respective affiliates will achieve their respective expectations.

No Offer or Solicitation

This press release shall not constitute an offer to sell, a solicitation of an offer to buy or a recommendation to purchase any securities, or the solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the Proposed Business Combination, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdictions. This communication is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation.

Additional Information About the Proposed Business Combination and Where to Find It

In connection with the proposed transactions, New Parent filed the Registration Statement (File No. 333-268971), which includes a preliminary prospectus with respect to New Parent’s securities to be issued in connection with the proposed transaction and a preliminary proxy statement with respect to Tastemaker’s stockholder meeting to vote on the Proposed Business Combination, with the SEC. New Parent, Tastemaker and Quality Gold urge investors and other interested persons to read the preliminary proxy statement/prospectus, as well as other documents filed with the SEC, because these documents will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the preliminary proxy statement/prospectus and other documents containing important information about Tastemaker and Quality Gold through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Tastemaker or New Parent can be obtained free of charge by directing a written request to Tastemaker Acquisition Corp. at 501 Madison Avenue, Floor 5, New York, NY 10022.

Participants in the Solicitation

New Parent, Tastemaker, Quality Gold and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of Tastemaker’s stockholders in connection with the Proposed Business Combination. You may obtain more detailed information regarding the names and interests in the Proposed Business Combination of Tastemaker’s directors and officers in Tastemaker’s filings with the SEC, including Tastemaker’s annual report on Form 10-K for the year ended December 31, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Tastemaker’s stockholders in connection with the Proposed Business Combination are set forth in the preliminary proxy statement/prospectus forming a part of the Registration Statement. Investors and security holders of Tastemaker and Quality Gold are urged to carefully read in their entirety the preliminary proxy statement/prospectus and other relevant documents that will be filed with the SEC, when they become available, because they will contain important information about the Proposed Business Combination.

Contacts

Investor Relations

Caitlin Churchill

ICR, Inc.

QualityGoldIR@icrinc.com

Media Relations

Keil Decker

ICR, Inc.

QualityGoldPR@icrinc.com